December 17, 2004

DREYFUS VARIABLE INVESTMENT FUND-
SMALL COMPANY STOCK PORTFOLIO

Supplement to Prospectus
Dated May 1, 2004

Effective January 1, 2005, the following information supersedes and replaces the fourth paragraph contained in the section in the portfolio's Prospectus entitled "Management".

Dwight Cowden, CFA is the portfolio's primary portfolio manager. Mr. Cowden has been a portfolio manager of the portfolio since February 2003 and a portfolio manager at Dreyfus since April 2002. Mr. Cowden is also a vice president of Mellon Bank, N.A., which he joined in June 1996.